As filed with the Securities and Exchange Commission on October 1, 2007

                                                             File No. 333-143882


                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM N-14



             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        Pre-Effective Amendment No. _____
                         Post-Effective Amendment No. 1

                        (Check appropriate box or boxes)



                             Pioneer International Equity Fund

               (Exact Name of Registrant as Specified in Charter)



                                 (617) 742-7825
                        (Area Code and Telephone Number)

                  60 State Street, Boston, Massachusetts 02109
 (Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

                            Dorothy E. Bourassa, Esq.
                       Pioneer Investment Management, Inc.
                                 60 State Street
                           Boston, Massachusetts 02109
                     (Name and Address of Agent for Service)

Copies to:  Christopher P. Harvey, Esq.
            Wilmer Cutler Pickering Hale and Dorr LLP
            60 State Street
            Boston, Massachusetts 02109

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended ("1933 Act").

There have been no changes to the Registrant's definitive proxy statement / prospectus or statement of additional information filed with the Securities and Exchange Commission pursuant to Rule 497 under the 1933 Act on
August 3, 2007 (Accession No.0001145443-07-002377).

                                     PART C

                                OTHER INFORMATION
                        PIONEER INTERNATIONAL EQUITY FUND

ITEM 15.  INDEMNIFICATION

No change from the information set forth in Item 25 of the most recently filed Registration Statement of Pioneer International Equity Fund (the "Registrant") on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (File Nos. 333-09079 and 811-07733), as filed with the Securities and Exchange Commission on July 26, 2007 (Accession No. 0001019290-07-000007), which information is incorporated herein by reference.

ITEM 16.  EXHIBITS

(1)(a)           Agreement and Declaration of Trust                        (1)

(1)(b)           Certificate of Trust                                      (1)

(1)(c)           Amendment No.1 to Declaration of Trust                    (2)

(1)(d)           Certificate of Amendment of Certificate of Trust          (2)

(1)(e)           Series Designation (Class Y Shares)                       (3)

(1)(f)           Amendment No. 2 to Declaration of Trust                   (3)

(1)(g)           Certificate of Amendment to Certificate of Trust          (3)

(2)              Amended and Restated By-Laws                              (8)

(3)              Not applicable

(4)              Agreement and Plan of Reorganization                      (*)

(5)              Reference is made to Exhibits (1) and (2) hereof

(6)(a)           Amended Management Contract                               (8)

(6)(b)           Expense Limitation Agreement                              (9)

(7)              Underwriting Agreement                                    (4)

(8)              Not applicable

(9)              Custodian Agreement between the Registrant and Brown
                 Brothers Harriman & Co.                                   (8)

(10)(a)          Class A Distribution Plan                                 (3)

(10)(b)          Class B Distribution Plan                                 (4)

(10)(c)          Class C Distribution Plan                                 (3)

(10)(d)          Multiclass Plan Pursuant to Rule 18f-3                    (7)

(11)             Opinion of Counsel (legality of securities being offered) (9)

(12)             Opinion As To Tax Matters and Consent                     (*)

(13)(a)          Investment Company Service Agreement                      (8)

(13)(b)          Administration Agreement                                  (8)

(14)             Consent of Independent Registered Public Accounting Firm (10)

(15)             Not applicable

(16)             Power of Attorney                                         (9)

(17)(a)          Code of Ethics - Pioneer Investment Management, Inc.      (7)

(17)(b)          Code of Ethics - Pioneer Funds                            (7)

(17)(c)          Code of Ethics - Pioneer Funds Distributor, Inc.          (7)

(17)(d)          Form of Proxy Cards                                       (9)

(1) Previously filed. Incorporated herein by reference from the exhibits filed in the Registrant's Registration Statement on Form N-1A (the "Registration Statement") (File No. 333-09079) as filed with the Securities and Exchange Commission (the "SEC") on July 29, 1996 (Accession No. 0001019290-96-000002).

(2) Previously filed. Incorporated herein by reference from the exhibits filed in Pre-Effective Amendment No. 1 to the Registration Statement as filed with the SEC on October 10, 1996 (Accession No. 0001019290-96-000007).

(3) Previously filed. Incorporated herein by reference from the exhibit filed in Post-Effective Amendment No. 7 to the Registration Statement as filed with the SEC on May 25, 2001 (Accession No. 0001016964-01-500036).

(4) Previously filed. Incorporated herein by reference from the exhibit filed in Post-Effective Amendment No. 9 to the Registration Statement as filed with the SEC on July 29, 2002 (Accession No. 0001016964-02-000165).

(5) Previously filed. Incorporated herein by reference from the exhibit filed in Post-Effective Amendment No. 10 to the Registration Statement as filed with the SEC on July 30, 2003 (Accession No. 0001016964-03-000178).

(6) Previously filed. Incorporated herein by reference from the exhibits filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-118448) as filed with the SEC on October 26, 2004 (Accession No. 0001145443-04-001625)

(7) Previously filed. Incorporated herein by reference from the exhibit filed in Post-Effective Amendment No. 16 to the Registration Statement as filed with the SEC on July 28, 2005 (Accession No. 0001019290-05-000009).

(8) Previously filed. Incorporated herein by reference from the exhibit filed in Post-Effective Amendment No. 17 to the Registration Statement as filed with the SEC on July 27, 2006 (Accession No. 0001019290-06-000024).

(9) Previously filed. Incorporated herein by reference from the exhibit filed in the Registrant's Initial Registration Statement filed on Form N-14 (File No. 333-143882) as filed with the SEC on June 19, 2007 (Accession No.
0001145443-07-001839).

(10) Previously filed. Incorporated herein by reference from the exhibits filed with Pre-effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-143882), as filed with the SEC on July 26, 2007 (Accession No. 0001145443-07-002240).

(*) Filed herewith.

ITEM 17. UNDERTAKINGS.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 28th day of September, 2007.

                        PIONEER INTERNATIONAL EQUITY FUND


                                 By:    /s/ John F. Cogan, Jr.
                                            John F. Cogan, Jr.
                                            President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


Signature                               Title

/s/ John F. Cogan, Jr.*                 Chairman of the Board
John F. Cogan, Jr.                      and President
                                        (Principal Executive
                                        Officer)


Vincent Nave*                           Chief Financial Officer
Vincent Nave                            and Treasurer (Principal
                                        Financial and Accounting
                                        Officer)


Trustees:

David R. Bock*
David R. Bock


Mary K. Bush*
Mary K. Bush


/s/John F. Cogan, Jr.*
John F. Cogan, Jr.


Margaret B. W. Graham*
Margaret B. W. Graham


Daniel K. Kingsbury*
Daniel K. Kingsbury


Thomas J. Perna*
Thomas J. Perna


Marguerite A. Piret*
Marguerite A. Piret


Stephen K. West*
Stephen K. West


John Winthrop*
John Winthrop




*By:   /s/ John F. Cogan, Jr.           Dated: September 28, 2007
         John F. Cogan, Jr.
         Attorney-in-fact

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement:

Exhibit No.             Description

(4)                     Agreement and Plan of Reorganization
(12)                    Opinion As to Tax Matters and Consent